EXHIBIT 17.1

Target Acquisitions I, Inc.,
a Delaware corporation

The undersigned, being an officer and director of the above-named corporation, does hereby resign from all positions as such officer and director of the corporation.

Said resignation is contingent and expressly conditioned upon the closing of the transactions contemplated by that certain that certain Assignment and Assumption Agreement dated as of May 4, 2011 by and among the Robert L. B. Diener and Peter C. Zachariou.

Dated as of May 4, 2011

/s/ Geoffrey Alison
Geoffrey Allison